Exhibit 16.1

April 12, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for SELLAS Life Sciences Group Ltd and, under the date of September 22, 2017, we reported on the consolidated financial statements of SELLAS Life Sciences Group Ltd. as of and for the years ended December 31, 2016 and 2015. We were advised of our dismissal by SELLAS Life Sciences, Inc. on March 11, 2018. We have read SELLAS Life Sciences Group. Inc.’s statements included under Item 4.01 of its Form 8-K/A dated April 2, 2018, and we agree with such statements.

We are not in a position to agree or disagree with SELLAS Life Sciences Group, Inc.’s statement that the change was approved by the audit committee of the board of directors of the company.

Very truly yours,

/s/ KPMG Audit Limited